SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

TRANS ENERGY, INC.

(Name of Subject Company (issuer))

WV MERGER SUB, INC.

a wholly owned subsidiary of

EQT CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

89323B 30 6

(CUSIP Number of Class of Securities)

Lewis B. Gardner, Esq.

General Counsel and Vice President, External Affairs

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(412) 553-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael L. Bengtson

James B. Marshall

Baker Botts L.L.P.

98 San Jacinto Blvd., Suite 1500

Austin, Texas 78701

(512) 322-2500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$67,498,444.12	$7,823.07

*                      Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Trans Energy, Inc., a Nevada corporation (“Trans Energy”), at a purchase price of $3.58 per share, net to the seller in cash, without interest, and less any required withholding tax. Such shares consist of: (i) 16,131,648 shares of common stock issued and outstanding (excluding shares of common stock held by Trans Energy in its treasury), (ii) 2,414,000 shares of common stock reserved for issuance upon the exercise and vesting of outstanding stock options or in connection with change in control agreements between Trans Energy and certain of its employees and (iii) 308,666 shares of common stock reserved for issuance upon the exercise and vesting of outstanding restricted stock awards. The foregoing figures have been provided by Trans Energy to the offeror and are as of the close of business on October 21, 2016.

**               The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued  August 31, 2016, by multiplying the transaction value by 0.0001159.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,823.07	Filing Party: EQT Corporation and WV Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 27, 2016

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐     Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Schedule TO”) amends and supplements the Schedule TO relating to the offer of WV Merger Sub, Inc., a Nevada corporation (the “Purchaser”) and a wholly owned subsidiary of EQT Corporation, a Pennsylvania corporation (“EQT”), to purchase all outstanding shares of common stock, par value $0.001 per share (each a “Share”), of Trans Energy, Inc., a Nevada corporation (“Trans Energy”), at a price of $3.58 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2016, and in the related Letter of Transmittal.

Except as otherwise specifically provided herein, this Amendment No. 1 does not modify any of the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Item 12.                 Materials to Be Filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)	—	Excerpt of Transcript of Earnings Conference Call by EQT, held October 27, 2016.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2016

WV MERGER SUB, INC.

By:	/s/ Robert J. McNally
Robert J. McNally
Senior Vice President and Chief Financial Officer

EQT CORPORATION

By:	/s/ Robert J. McNally
Robert J. McNally
Senior Vice President and Chief Financial Officer

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INDEX TO EXHIBITS

(a)(1)(A)*	—	Offer to Purchase, dated October 27, 2016.
(a)(1)(B)*	—	Form of Letter of Transmittal.
(a)(1)(C)*	—	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	—	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	—	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	—	Form of Summary Advertisement.
(a)(5)(A)**	—	News Release issued by EQT on October 25, 2016.
(a)(5)(B)***	—	News Release (announcing third quarter 2016 earnings) issued by EQT on October 27, 2016.
(a)(5)(C)*	—	Excerpt of Earnings Presentation by EQT, dated October 27, 2016.
(a)(5)(D)	—	Excerpt of Transcript of Earnings Conference Call by EQT, held October 27, 2016.
(b)	—	Not applicable.
(d)(1)*	—	Agreement and Plan of Merger, dated as of October 24, 2016, by and among EQT, the Purchaser and Trans Energy.
(d)(2)*	—	Form of Tender and Support Agreement.
(d)(3)*	—	Tri-Party Agreement, dated as of October 24, 2016, by and among EQT, Trans Energy and certain of its affiliates and Republic Energy Ventures, LLC and certain of its affiliates.
(d)(4)*	—	Confidentiality Agreement, dated as of December 1, 2015.
(g)	—	Not applicable.
(h)	—	Not applicable.

*      Previously filed.

**   Previously filed as Exhibit (a)(5)(A) to EQT’s Schedule TO-C filed with the Securities and Exchange Commission on October 25, 2016, and incorporated herein by reference.

*** Previously filed as Exhibit 99.1 to EQT’s Form 8-K filed with the Securities and Exchange Commission on October 27, 2016, and incorporated herein by reference.

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